EXHIBIT 4.51

LENDING NOTE

June 23, 2023

Ms. Fan Zhou is lending to Visionary Education Technology Holdings Group Inc. (“Company”) to its order, the principal sum of USD$665,010 (C$900,000) without interest from one year term with renewal option.

The loan amount USD$665,010 (C$900,000) was released from Fan Zhou to the company from June 23, 2023 to June 23, 2024.

Fan Zhou

Signature: /s/ Fan Zhou